UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell”Transport and Trading Company, p.l.c.

Royal Dutch/Shell continues strong performance

The Royal Dutch/Shell Group of Companies today reported strong third quarter results for 2003 with net income of $2.7 billion, similar to 2002 –bringing net income for the year to date to a record $10.8 billion, a rise of 52%. Earnings on an adjusted current cost of supplies (CCS) basis for the quarter rose 16% to $2.6 billion.

Jeroen van der Veer, President of Royal Dutch Petroleum Company, said:

“Our portfolio and people continue to produce excellent results, with strong cashflow supporting our dividend growth. We have delivered a great number of strategic milestones, and we continue to take action on under performing assets.”

Highlights from the first nine months of 2003 include:

Earnings and returns	• Adjusted CCS earnings of $9.8 billion were up 53%. ROACE over 12 months was 16%.
Strong cashflow

• Strong cash flow of nearly $21 billion from operations and divestments supported the increased dividend payout (over $6 billion), the ongoing investment programme (almost   $10 billion year to date), and prudent balance sheet management. The debt ratio has been reduced to 22% (from 24% at the end of 2002).

Strategic milestones

• Strategic progress included: first production of oil sands in Canada, offshore in Nigeria, and in deepwater in Brazil; the go-ahead for the Sakhalin integrated oil and gas development; increased shareholding in the giant Kashagan field in Kazakhstan; commercial agreement on the ground-breaking Qatar Gas to Liquids scheme; access to gas exploration in Saudi Arabia; and continued expansion of the global LNG portfolio.

Portfolio upgrading

• Divestment proceeds already exceed $3 billion. Strong management focus continues to deal with the under performing parts of the global portfolio. Net profit on divestments exceeds non-recurring charges associated with this portfolio upgrading.

Concluding, Mr Van der Veer said: “The scale and dynamism of our operations means there is always a lot happening in Shell. But 2003 has been remarkable for the range and quality of the strategic milestones –as we use our financial strength, experience in managing world-scale projects, and ability to apply technology to build the new legacy positions which will underpin our future profitability.”

The Hague, 23 October 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: 23 October 2003